Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Delta Air Lines, Inc (DAL)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Delta Air Lines Inc. (DAL)
Vote Yes: Item Proposal 5 — Adoption of Non-Interference Policy

Annual Meeting: June 20, 2024

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: The Board of Directors of Delta Airlines shall adopt and disclose a Non-Interference Policy (Policy) upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. The Policy should contain a commitment of:

•	Non-interference when employees seek to form or join a trade union, and a prohibition against acting to undermine this right or pressure employees not to form or join a trade union;

•	Good faith and timely collective bargaining if employees form or join a trade union;

•	Uphold the highest standard where national or local law differs from international human rights standards;

•	Define processes to identify, prevent, account for, and remedy practices that violate or are inconsistent with the Policy.

SUMMARY

Freedom of association and collective bargaining are fundamental human rights under internationally recognized human rights frameworks including the Fundamental Principles and the United Nations’ Universal Declaration of Human Rights. According to the ILO, “Freedom of association refers to the right of workers . . . to create and join organizations of their choice freely and without fear of reprisal or interference.”1

1 https://www.ilo.org/actrav/events/WCMS_315488/lang--en/index.htm

2024 Proxy Memo Delta Airlines Inc. | Respect for Freedom of Association and Collective Bargaining

Freedom of association and collective bargaining can enhance shareholder value through improved health and safety;2 increased productivity;3 encouraging workforce training and skills development;4 promoting diversity, equity, and inclusion;5 and strengthening human rights due diligence.6 A strong positive relationship with labor also helps to protect Delta’s reputation and brand, as recent polls have found that 55-71% of Americans say that labor unions are positive for America.7

RATIONALE FOR A YES VOTE

1.	A comprehensive labor rights policy will help Delta operationalize its commitments to international labor rights standards.
2.	Delta’s interference with union organizing efforts undermines its success.

DISCUSSION

1.	A comprehensive labor rights policy will help Delta operationalize its commitments to international labor rights standards.

The ILO, created in 1919 as part of the Treaty of Versailles, is a specialized agency of the United Nations. It formulates international policies to promote “basic human rights, improve working and living conditions, and enhance employment opportunities.”8 Its Declaration on Fundamental Principles and Rights at Work calls for:

● freedom of association and the effective recognition of the right to collective bargaining;

● the elimination of all forms of forced or compulsory labour;

● the effective abolition of child labour;

● the elimination of discrimination in respect of employment and occupation; and

2 https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

3 https://www.doi.org/10.1093/ej/ueaa048 ;https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

4 https://www.oecd-ilibrary.org/employment/negotiating-our-way-up_1fd2da34-en

5 https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

6 https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf

7 https://www.pewresearch.org/politics/2024/02/01/labor-unions/ & https://news.gallup.com/poll/510281/unions-strengthening.aspx

8 https://www.ilo.org/declaration/lang--en/index.htm#:~:text=The%20ILO%20Declaration%20on%20Fundamental%20Principles%20and%20Rights,are%20vital%20to%20our%20social%20and%20economic%20lives

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2024 Proxy Memo Delta Airlines Inc. | Respect for Freedom of Association and Collective Bargaining

● a safe and healthy working environment.9

The ILO Committee on Freedom of Association has declared: “All appropriate measures should be taken to guarantee that, irrespective of trade union affiliation, trade union rights can be exercised in normal conditions with respect for basic human rights and in a climate free of violence, pressure, fear and threats of any kind.”10 It also states, “Workers shall have the right to join organizations of their own choosing without any interference from the employer.”11

Delta believes that “the policy that the proponent would like for the Board to adopt would require that Delta adopt a neutrality standard requiring it to voluntarily waive its legal rights by not engaging in any communication regarding its opinion of what union representation might mean for its U.S.-based employees. This would mean that only “pro union” communications would be available and employees would not have the information needed to make an informed decision on a matter as important as union representation.” This is incorrect.

Neutrality does not mean employers cannot communicate with employees. Communications, however, should not interfere with freedom of association by containing threats of negative consequences if workers choose union representation. The International Association of Machinists and Aerospace Workers president Brian Bryant states that a neutrality agreement “would simply free Delta workers from intimidation and allow them a pathway to join a union and collectively bargain if they wish.”12

2.	Delta’s interference with union organizing efforts undermines business success.

Delta’s communications to its employees around unions have not historically met this non-interference or neutrality standard. Examples of past actions from Delta relative to union organizing efforts include:

•	Allegations from employees include that they have been threatened with termination for unionizing activities, have been warned that unionizing activities would derail their careers and are often briefed on anti-union content.[13]

9 https://www.ilo.org/declaration/lang--en/index.htm#:~:text=The%20ILO%20Declaration%20on%20Fundamental%20Principles%20and%20Rights,are%20vital%20to%20our%20social%20and%20economic%20lives

10 ILO, Compilation of Decisions of the Committee on Freedom of Association, Section 2 “Trade union and employers organizations rights and civil liberties,” paragraph 73,

https://www.ilo.org/dyn/normlex/en/f?p=NORMLEXPUB:70002:0::NO:70002:P70002_HIER_ELEMENT_ID,P70002_HIER_LEVEL:3942675,1

11 ILO Committee on Freedom of Association, Compilation of Decisions (2018), paras. 73, 1189,

https://www.ilo.org/wcmsp5/groups/public/---ed_norm/---normes/documents/publication/wcms_632659.pdf

12 https://www.goiam.org/news/congress-urges-delta-air-lines-to-stop-union-busting-campaign/

13 https://www.theguardian.com/business/2022/aug/03/delta-flights-attendants-union-push

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2024 Proxy Memo Delta Airlines Inc. | Respect for Freedom of Association and Collective Bargaining

•	It is believed that Delta spent approximately $38 million to oppose a union campaign by flight attendants in 2010.[14]

•	The Company continues to host an anti-union website, which prominently and repeatedly displays a message about unionization that might be viewed as threatening to employees considering unionization: “Don’t risk it. Don’t sign it.”15 16 17

These actions create a number of risks for Delta.

Legislative risk

Delta Air Lines and its employees are subject to the Railway Labor Act (“RLA”), the United States’ first federal law guaranteeing workers’ rights to organize and join unions free from employer coercion or interference, which has been extended to apply to airlines. The RLA states:

“Employees shall have the right to organize and bargain collectively through representatives of their own choosing. The majority of any craft or class of employees shall have the right to determine who shall be the representative . . . No carrier . . .shall deny or in any way question the right of its employees to join, organize, or assist in organizing the labor organization of their choice, and it shall be unlawful for any carrier to interfere in any way with the organization of its employees.18

146 members of Congress have sent a letter to Delta urging it to stop its anti-union practices.19 These members of Congress called for Delta to “adopt a neutrality agreement to ensure a fair and unbiased union organizing campaign,” the same ask outlined in this proposal. The Representatives stated that adopting a neutrality agreement “... is the bare minimum standard that Delta should meet in respecting workers’ rights and to comply with the Railway Labor Act’s directive to not “interfere… influence or coerce” its employees in their choice of representative.”20

14 https://www.theguardian.com/business/2022/aug/03/delta-flights-attendants-union-push

15 https://www.onefutureonedelta.com/content/ifs/en/articles/2023/apr/here-are-four-things-to-know-about-the-IAM.html

16 https://www.onefutureonedelta.com/content/ifs/en/articles/2022/sep/sizzle-reel-downsides.html

17 https://www.onefutureonedelta.com/content/ifs/en/articles/2022/sep/sizzle-reel-downsides.html

18 https://casetext.com/case/us-airways-inc-v-national-mediation-bd

19 https://www.goiam.org/wp-content/uploads/2024/02/FINAL-CLC-Letter-on-Delta-Neutrality-Agreement.pdf

20 https://www.goiam.org/wp-content/uploads/2024/02/FINAL-CLC-Letter-on-Delta-Neutrality-Agreement.pdf

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2024 Proxy Memo Delta Airlines Inc. | Respect for Freedom of Association and Collective Bargaining

Competitive disadvantage

Delta appears to be lagging its peers in its refusal to commit to international labor rights standards. Southwest Airlines,21 United Airlines,22 American Airlines,23 and JetBlue24 all have pledged to respect labor rights as laid out by the ILO. Furthermore, Delta’s approach to employee organizing stands in stark contrast to that of other international companies. For example:

•	In 2019, Danone signed an agreement with the U.S. affiliates of the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco, and Allied Workers Associations in which it agreed to provide union organizers with access to its facilities and to remain neutral with respect to union organizing efforts.18
•	In June 2022, Microsoft signed an agreement with the Communication Workers of America by which the company agreed to take a neutral approach when employees covered by the agreement express interest in joining a union.[25]
•	Apple announced that it will undertake a third-party assessment on its efforts to comply with its Human Rights Policy as it relates to workers’ freedom of association and collective bargaining rights in the United States and disclose the results by the end of calendar year 2023.[26]

International growth

Delta’s Board states in its statement of opposition that “the proponent requests that Delta’s Board adopt a policy based on international standards that are not applicable to 97% of its employees.” However, more than 25% of Delta’s revenue is international and the Company is pursuing future international growth;6 two reasons that Delta should uphold the highest international standards within its operations.

Operational inefficiency

Independent research has shown that the presence of unions correlates positively with low turnover, improved diversity, investment in training, and low levels of legal and regulatory violations.27 Conversely, companies that actively oppose unionization experience declines in productivity relative to those that are less opposed, with the evidence indicating that “the overall negative effects are driven by manager’s or owner’s dislike of working with unions rather than economic costs of unions.”28

21 https://ir.united.com/static-files/3482652b-31b2-4b3e-be3c-69c773b12e11

22 https://www.aa.com/i18n/customer-service/about-us/human-rights-statement.jsp#:~:text=Freedom%20of%20Association%3A&text=We%20are%20committed%20to%20fostering,grievance%20mechanisms%20and%20remedial%20action

23 https://www.aa.com/i18n/customer-service/about-us/human-rights-statement.jsp#:~:text=Freedom%20of%20Association%3A&text=We%20are%20committed%20to%20fostering,grievance%20mechanisms%20and%20remedial%20action

24 https://www.iuf.org/news/union-organizing-wins-at-danone-usa/

25 https://news.microsoft.com/2022/06/13/cwa-microsoft-announce-labor-neutrality-agreement/

26 https://www.nytimes.com/2023/01/17/business/economy/apple-labor.html

27 https://www.blackrock.com/corporate/literature/whitepaper/the-making-of-long-term-capitalism.pdf ; Marina Severinovsky, The Value of Human Capital for Investors, Schroders, December 2022, pgs. 14-15; https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity ; https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights ; https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/

28 Sean Wang and Samuel Young, “Unionization, Employer Opposition, and Establishment Closure” December 12, 2022; https://www.census.gov/content/dam/Census/newsroom/press-kits/2023/assa/unionization-employer-opposition-preview.pdf

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2024 Proxy Memo Delta Airlines Inc. | Respect for Freedom of Association and Collective Bargaining

Brand risk
A 2023 Gallup poll found that 67% of Americans approve of labor unions.29 The American Federation of Labor and Congress of Industrial Organization (AFL-CIO) also found that 71% of Americans support unions, with that support increasing within the younger generation, with 88% of voters under 30 supporting unions30

Delta’s anti-union approach has also already caused some limited brand damage. In 2019, the Company created flyers with the message “Union dues cost around $700 a year. A new video game system with the latest hits sounds like fun. Put your money towards that instead of paying dues to the union.” Delta’s negative tone toward unions was critiqued in multiple media outlets, including the BBC, USA Today and The Washington Post.31

29 https://news.gallup.com/poll/510281/unions-strengthening.aspx

30 https://www.usatoday.com/story/money/2023/08/29/majority-of-americans-support-labor-unions-poll-finds/70713278007/

31 Image from: https://www.bbc.com/news/blogs-trending-48225646

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2024 Proxy Memo Delta Airlines Inc. | Respect for Freedom of Association and Collective Bargaining

Employee relationships

Delta’s ability to attract and retain employees may also benefit from a more positive union relationship. The Company is seeking to hire over 4,000 flight attendants in 2023, an increase in total headcount of over 4%. In order to recruit at this scale, it has been required to pursue “rare and unique” in-person recruiting events beyond Atlanta.32 There are also indications that a significant number of current employees are dissatisfied at Delta, as in its 2021 ESG report, the Company shared that “78% of employees gave Delta a positive rating.”33 This implies that the inverse, close to a quarter of empoyees, did not provide a positive rating.

CONCLUSION

A “yes” vote is warranted. Investors should encourage Delta to adopt and disclose a Non-Interference Policy.

Vote “Yes” on this Shareholder Proposal 5 - Adoption of Non-Interference Policy

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

32 https://esghub.delta.com/human-capital-management

33 https://esghub.delta.com/human-capital-management

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